Exhibit 99.1

KBS Fashion Group Limited Announces Full Year 2015 Financial Results

SHISHI, CHINA / ACCESSWIRE / May 2, 2016 / KBS Fashion Group Limited (NASDAQ: KBSF) ("KBS" or the "Company"), a leading fully-integrated casual menswear company in China, today announced its financial results for the fiscal year ended December 31, 2015.

Full Year 2015 Financial Highlights

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2015	2014	% Change
Revenues	61.3	58.8	4.3%
Distribution network	40.8	40.7	0.4%
Corporate stores	18.1	16.1	12.3%
OEM	2.4	2.0	18.2%
Gross profit	14.8	19.4	-23.6%
Gross margin	24.2%	33.0%	-8.8%
Operating income	1.8	5.8	-68.3%
Operating margin	3.0%	9.8%	-6.8%
Net income	1.2	6.9	-81.9%
Basic/ Diluted EPS	0.05	0.27	-81.9%

•	Total revenues increased by 4.3% to $61.3 million primarily due to increased sales from corporate owned stores and OEM.

•	Gross profit decreased by 23.6% to $14.8 million and gross margin decreased by 8.8 percentage points to 24.2%. The decrease in gross profit and gross margin were results of decreased in unit sales price and reduction in sales discount offered to new sales.

•	Net income was $1.2 million, or $0.05 per share, compared to $6.9 million, or $0.27 per share, for the same period of last year.

Mr. Keyan Yan, Chairman and Chief Executive Officer of KBS, commented, “Our 2015 financial results were negatively impacted by weakening market conditions of the China economy and the apparel industry as well. Despite these headwinds, we managed to grow our top line by 4.3% as we added distribution channels from wholesales to multi-branded stores, Wechat shops, internationals orders and OEM while closed some of the unprofitable franchised stores and corporate owned stores. Looking ahead, we remain cautious about our outlook amidst macro challenges and will actively seek opportunities to grow our business through development of new distribution channels, geographical expansion, brand promotion, and strategic partnerships.”

Full Year 2015 Financial Results

Revenues

Total revenues increased by $2.5 million, or 4.3%, to $61.3 million for the twelve months ended December 31, 2015 from $58.8 million for the same period of last year. The increase was primarily related to revenues from corporate stores sales and OEM.

	For the Twelve Months Ended December 31,
	2015			2014
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	40.8	9.7	23.7%	40.7	12.4	30.5%
Corporate stores	18.1	4.2	23.4%	16.1	6.3	39.2%
OEM	2.4	0.9	38.3%	2.0	0.7	34.5%
Total	61.3	14.8	24.2%	58.8	19.4	33.0%

Revenues from the Company’s distribution network increased by $0.2 million, or 0.4%, to $40.8 million for the twelve months ended December 31, 2015 from $40.7 million for the same period of last year. The Change reflected increased sales from new wholesale distributors that were partially offset decreased sales from old distributors. Distribution network contributed 66.5% of total revenues for the twelve months ended December 31, 2015, compared to 69.1% for the same period of last year. The Company's distributor network consisted of 33 distributors in 16 provinces during the year of 2015. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of December 31, 2015, The Company operated 69 franchised stores operated by 25 third party distributors or their sub-distributors, compared to 84 franchised stores at the end of 2014.

Revenues from corporate stores sales increased by $2.0 million, or 12.1%, to $18.1 million for the twelve months ended December 31, 2015 from $16.1 million for the same period of last year. The increase in corporate stores sales was a result of promotional sales aimed at promoting our brand. Corporate stores accounted for 29.5% of total revenues for the twelve months ended December 31, 2015, compared to 27.4% for the same period of last year. As of December 31, 2015, the Company operated 2 corporate stores, compared to 18 corporate stores at the end of 2014.

Revenues from OEM sales increased by $0.4 million, or 19.2%, to $2.4 million for the twelve months ended December 31, 2015 from $2.0 million for the same period of last year. This increase was due to increase in unit price due to improvement in fabrics quality and workmanship. OEM accounted for 4.0% of total revenues for the twelve months ended December 31, 2015, compared to 3.5% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company.

Cost of revenues and gross profit

Total cost of revenues increased by $7.1 million, 18.0%, to $46.5 million for the twelve months ended December 31, 2015 from $39.4 million for the same period of last year. The increase was related to reduction in discounts offered to sales to multi-branded stores, online stores, and wholesaler distributors.

Total gross profit decreased by $4.6 million, or 23.6%, to $14.8 million for the twelve months ended December 31, 2015 from $19.4 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $9.7 million, $4.2 million, and $0.9 million, respectively, for the twelve months ended December 31, 2015, compared to $12.4 million, $6.3 million, and $0.7 million, respectively, for the same period of last year.

Overall gross margin was 24.2% for the twelve months ended December 31, 2015, compared to 33.0% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 23.7%, 23.4%, and 38.3%, respectively, for the twelve months ended December 31, 2015, compared to 30.5%, 39.2%, and 34.5%, respectively, for the same period of last year.

Operating expenses

Selling and distribution expenses decreased by $0.6 million, or 7.9%, to $6.6 million for the twelve months ended December 31, 2015 from $7.2 million for the same period of last year. Administrative expenses decreased by $1.9 million, or 39.8%, to $2.8 million for the twelve months ended December 31, 2015 from $4.6 million for same period of last year. The decrease in selling and distribution expenses and administrative expenses was mainly associated with reduction in staff salary. Other operating expenses, including other income and other gains and loss, totaled $3.6 million for the twelve months ended December 31, 2015, compared to $1.8 million for the same period of last year. The increase in other operating expenses was primarily due to impairment on prepayment for land use rights in Anhui and provision for bad debt related to three clients.

Total operating expense decreased by $0.6 million, or 4.6%, to $13.0 million for the twelve months ended December 31, 2015 from $13.6 million for the same period of last year.

Total income from operations decreased by $4.0 million, or 68.3%, to $1.8 million for the twelve months ended December 31, 2015 from $5.8 million for the same period of last year. Operating margin was 3.0% for the twelve months ended December 31, 2015, compared to 9.8% for the same period of last year.

Net income

Net Income decreased by $5.6 million, or 81.9%, to $1.2 million for the twelve months ended December 31, 2015 from $6.9 million for same period of last year. Basic and diluted earnings per share were $0.05 for the twelve months ended December 31, 2015, compared to $0.27 for the same period of last year.

Balance Sheet and Cash Flow

As of December 31, 2015, the Company had cash and cash equivalents of $21.2 million, working capital of $53.6 million and stockholders’ equity of $100.8 million, compared to $20.6 million, $ 52.7million, and $ 105.6 million at December 31, 2014.

Net cash provided by operating activities was $2.6 million for the twelve months ended December 31, 2015, compared to net cash used in operating activities of $3.3 million for the same period of last year. Net cash used in investing activities was $0.9 million in the twelve months ended December 31, 2015, compared to $17.5 million for the same period of last year. Net cash used in financing activities was nil for the twelve months ended December 31, 2015, compared to $2.0 million for the same period of last year.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 69 KBS stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Mr. Themis Kalapotharakos
Director
T: +306932284718
E: themis.kalapotharakos@aquasitioncorp.com

Ms. Lisa Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com

Ms. Tina Xiao
Weitian Group LLC
T: +1 917-609-0333
E: tina.xiao@weitian-ir.com

KBS Fashion Group Limited

Consolidated statements of comprehensive income

For the years ended December 31, 2015, 2014, and 2013

(Stated in US dollars)

		Year ended December 31,
	2015	2014	2013
Revenue	61,343,681	58,832,481	99,559,814
Cost of sales	(46,511,274)	(39,416,973)	(57,363,839)
Gross profit	14,832,407	19,415,508	42,195,975

Other income	302,145	252,748	367,896
Other gains and losses	(3,877,832)	(2,036,508)	96,806
Distribution and selling expenses	(6,621,256)	(7,191,606)	(6,238,995)
Administrative expenses	(2,798,082)	(4,649,229)	(2,211,431)
Profit from operations	1,837,381	5,790,913	34,210,251

Finance costs	-	(23,630)	(116,421)
Change in fair value of warrant liabilities	11,978	3,417,053	(45,442)

Profit before tax	1,849,359	9,184,336	34,048,388
Income tax expense	(605,689)	(2,307,354)	(8,629,022)
Profit for the year	1,243,670	6,876,982	25,419,366
Other comprehensive income
-currency translation differences	(6,044,772)	(350,810)	2,597,259
Total comprehensive income for the year	(4,801,102)	6,526,172	28,016,625

Earnings per share of common stock attributable to the Company
-Basic	0.05	0.27	1.00
-Diluted	0.05	0.27	1.00

KBS Fashion Group Limited

Consolidated statements of cash flow

For the years ended December 31, 2015, 2014, and 2013

(Stated in US dollars)

		As of December 31,
	2015	2014
Non-current assets
Property, plant and equipment-net	30,536,721	33,315,513
Prepayments and premiums under operating leases	2,739,311	2,991,245
Prepayment for construction of new plant	7,160,523	8,988,397
Prepayment for acquisition of land use right	4,774,063	6,409,689
Prepaid lease payments	670,643	729,098
Deferred tax assets	1,340,268	495,444
	47,221,529	52,929,386
Current assets
Inventories	3,527,696	793,469
Trade and other receivables	36,743,402	39,516,503
Subsidies prepaid to distributors	516,231	534,859
Prepayments and premiums under operating leases	81,147	471,580
Prepaid lease payments	16,395	17,399
Cash and cash equivalents	21,214,080	20,604,582
	62,098,951	61,938,392
Total assets	109,320,480	114,867,778
Current liabilities
Trade and other payables	5,114,964	5,527,158
Related parties payables	983,391	651,078
Income tax payable	2,401,742	3,056,079
	8,500,097	9,234,315
Non-current liability
Warrant liabilities	3,409	15,387
	3,409	15,387

Total liabilities	8,503,506	9,249,702
Equity
Share capital	2,542	2,542
Share premium	5,624,875	5,624,875
Statutory surplus reserve	6,069,457	5,815,493
Retained profits	90,880,473	89,890,767
Foreign currency translation reserve	(1,760,373)	4,284,399
	100,816,974	105,618,076

Total liabilities and equity	109,320,480	114,867,778

KBS Fashion Group Limited

Consolidated statements of cash flow

For the years ended December 31, 2015, 2014, and 2013

(Stated in US dollars)

	Year ended December 31,
	2015	2014	2013
OPERATING ACTIVITIES
Profit for the year	1,243,670	6,876,982	25,419,366
Adjustments for:
Finance cost	-	23,630	116,421
Change in fair value of warrant liabilities	(11,978)	(3,417,053)	45,442
Interest income	(92,747)	(136,911)	(142,239)
Depreciation of property, plant and equipment	2,015,437	2,340,082	1,875,812
Amortization of prepaid lease payments and trademark	17,061	17,326	15,585
Amortization of subsidies prepaid to distributors	1,093,036	1,163,913	1,397,789
Amortization of prepayments and premiums under operating leases	728,996	659,442	1,892,254
Provision/ (Reversal) of inventory obsolescence	342	(1,848)	1,994
Bad debt provision of trade receivables	1,028,439	1,973,459	-
Gain/(loss) on disposal of property, plant and equipment	11,412	-	(10,132)
Provision of impairment loss in prepayments	2,565,334	-	-
Operating cash flows before movements in working capital	8,599,002	9,499,022	30,612,292

Increase in trade and other receivables	(345,348)	(11,007,437)	(16,252,778)
Decrease in related parties receivables	-	-	414,052
(Increase)/ Decrease in inventories	(2,893,284)	(126,523)	1,170,209
Increase in trade and other payables	101,240	1,071,032	200,208
Increase in related parties payables
(excluding waiver of payables to ex-shareholder)	330,099	221,847	421,165
Increase/ (Decrease) in income tax payable	(775,117)	(918,759)	105,336
Increase in deferred tax assets	(908,889)	(495,444)	-
Prepayments and premiums paid under operating leases	(449,935)	(515,038)	(725,943)
Withdraw the prepayments and premiums paid under operating leases	-	-	1,246,270
Subsidies prepaid to distributors	(1,093,036)	(1,065,227)	(1,253,461)
NET CASH USED IN / FROM OPERATING ACTIVITIES	2,564,732	(3,336,527)	15,937,350

INVESTING ACTIVITIES
Interest received	92,747	136,911	142,239
Prepayment for construction of new plant	-	(15,755,201)	-
Purchase of property, plant and equipment	(1,020,623)	(1,919,723)	(11,288,129)
NET CASH USED IN INVESTING ACTIVITIES	(927,876)	(17,538,013)	(11,145,890)

KBS Fashion Group Limited

Consolidated statements of cash flow (continued)

For the year ended December 31, 2015, 2014 and 2013

(Stated in US dollars)

FINANCING ACTIVITIES
Interest paid	-	(23,630)	(116,421)
New bank loans raised	-	-	1,968,213
Repayment of borrowings	-	(1,968,213)	(807,809)
Repayment of loan payable-related party	-	-	(35,650)
Advance from related party	-	-	50,650
Payment of offering costs	-	-	(72,105)
NET CASH USED IN / PROVIDED BY FINANCING ACTIVITIES	-	(1,991,843)	986,878

NET DECREASE / INCREASE IN CASH AND CASH EQUIVALENTS	1,636,856	(22,866,383)	5,778,338
Effects of currency translation	(1,027,358)	(229,122)	1,591,835
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,604,582	43,700,087	36,329,914
CASH AND CASH EQUIVALENTS AT END OF YEAR	21,214,080	20,604,582	43,700,087